Filed Pursuant to Rule 424(b)(3)
Registration No. 333-282218
PROSPECTUS

EVOGENE LTD.

3,384,616 Ordinary Shares
Offered by the Selling Shareholder

This prospectus relates to the resale, from time to time, by the selling shareholder named herein, or the Selling Shareholder, or its pledgees, donees, transferees, or other successors in interest, of up to 3,384,616 of our ordinary shares, par value 0.20 New Israeli Shekels, or NIS, per share, or ordinary shares, that are issuable upon exercise of 3,384,616 ordinary warrants, or the ordinary warrants, held by the Selling Shareholder.

The ordinary warrants held by the Selling Shareholder were sold to it by our company in a private placement that was completed on August 26, 2024 pursuant to that certain securities purchase agreement, dated as of August 23, 2024, or the Securities Purchase Agreement, by and between our company and the Selling Shareholder. Pursuant to that private placement, we sold to the Selling Shareholder an aggregate of 3,384,616 ordinary warrants, consisting of 1,692,308 Series A ordinary warrants to purchase up to 1,692,308 ordinary shares, or the Series A warrants, and 1,692,308 Series B ordinary warrants to purchase up to 1,692,308 ordinary shares, or the Series B warrants. The Series A warrants have an exercise price of $3.55 per share, were immediately exercisable upon issuance and will expire five years from issuance. The Series B warrants have an exercise price of $3.55 per share, were immediately exercisable upon issuance and will expire eighteen months from issuance. The private placement was effected pursuant to the exemptions provided in Section 4(a)(2) under the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder.

The Selling Shareholder may sell the 3,384,616 ordinary shares underlying the ordinary warrants held by it in one or more offerings under this prospectus, for its own account. We will not receive any of the proceeds from the sale of ordinary shares by the Selling Shareholder. We will, however, receive up to an aggregate of approximately $12.02 million in cash from the exercise of the ordinary warrants, assuming the exercise in full of all the ordinary warrants.

The Selling Shareholder may offer and sell any of the ordinary shares offered hereby from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the securities. In connection with any sales of ordinary shares offered hereunder, the Selling Shareholders, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act. For additional information on the possible methods of sale that may be used by the Selling Shareholder, you should refer to the section titled “Plan of Distribution” elsewhere in this prospectus. We do not know when or in what amounts the Selling Shareholder may offer the ordinary shares for sale. The Selling Shareholder may sell any, all or none of the shares offered by this prospectus.

As of the date of this prospectus, our ordinary shares are listed and trade on the Nasdaq Capital Market under the symbol “EVGN”. The last reported sale price of our ordinary shares on September 17, 2024 was $2.84 per share.

Investing in our ordinary shares is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 8 of this prospectus for a discussion of information that should be considered in connection with an investment in our ordinary shares, as well as the risks described under the heading “Item 3 Key Information – D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the Securities and Exchange Commission on March 28, 2024, and in other documents incorporated by reference into this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 27, 2024

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

As permitted under the rules of the U.S. Securities and Exchange Commission, or the SEC, this prospectus incorporates important information about us that is contained in documents that we have previously filed with the SEC but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the website maintained by the SEC at www.sec.gov, as well as other sources. You may also obtain copies of the incorporated documents, without charge, upon written or oral request to Evogene Ltd., 13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel, Attention: VP Legal Affairs & Company Secretary. The telephone number of our registered office is +972-8-931-1900. See “Where You Can Find Additional Information.”

You should rely only on information contained in and incorporated by reference into this prospectus. We have not, and the Selling Shareholder has not, authorized anyone to give any information or to make any representations other than those contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our ordinary shares or (2) our ordinary shares in any circumstances in which such an offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct. Information contained on our website, www.evogene.com, does not constitute part of this prospectus.

As used herein, and unless the context suggests otherwise, the following terms have the following meanings:

•
“Evogene,” “we,” “us,” “our,” “our company” and “the Company” refer to Evogene Ltd. and its consolidated subsidiaries, consisting of: Ag Plenus Ltd., or Ag Plenus; Biomica Ltd., or Biomica; Canonic Ltd., or Canonic; Casterra Ag Ltd., or Casterra; Evogene Inc.; Lavie Bio Ltd., or Lavie Bio; and their consolidated subsidiaries.

•	“Articles” refers to our amended and restated articles of association, as currently in effect;
•	“Companies Law” refers to the Israeli Companies Law, 5759-1999;
•	“dollar” and “$” refer to U.S. dollars, the lawful currency of the United States;
•	“€” refers to the Euro;
•	“Exchange Act” refers to the United States Securities Exchange Act of 1934, as amended;
•	“Nasdaq” refers to the Nasdaq Capital Market;
•	“NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel;
•	“ordinary shares” or “shares” refer to our ordinary shares, par value NIS 0.20 per share;
•
“private placement” refers to the private placement in which we sold 1,692,308 Series A warrants and 1,692,308 Series B warrants to the Selling Shareholder, which was completed pursuant to the Securities Purchase Agreement on August 26, 2024;

•
“registered direct offering” refers to the registered direct offering, to the Selling Shareholder, of 265,000 ordinary shares, together with pre-funded warrants to purchase up to 1,427,308 ordinary shares, which was completed pursuant to the Securities Purchase Agreement on August 26, 2024;

•	“SEC” refers to the United States Securities and Exchange Commission;
•	“Securities Act” refers to the United States Securities Act of 1933, as amended;
•	“Securities Purchase Agreement” refers to the securities purchase agreement, dated as of August 23, 2024, by and between our company and the Selling Shareholder;
•	“TASE” refer to the Tel Aviv Stock Exchange; and
•	“2023 annual report” refer to our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the SEC on March 28, 2024.

All historical quantities of ordinary shares and per share data presented herein give retroactive effect to our 1-for-10 reverse share split effected after market close on July 24, 2024. Our ordinary shares began trading on a post-split adjusted basis at the start of trading on Nasdaq on July 25, 2024 and at the start of trading on the TASE on July 28, 2024.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

All trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus supplement are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

We obtained certain statistical data, market data and other industry data and forecasts used or incorporated by reference into this prospectus from publicly available information. While we believe that the statistical data, industry data, forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of that information.

Unless otherwise indicated, we have translated NIS amounts into U.S. dollars at an exchange rate of NIS 3.759 to $1.00, the representative exchange rate reported by the Bank of Israel on June 28, 2024 (the last date for which such exchange rate was published in the quarter ended June 30, 2024).

PROSPECTUS SUMMARY

This section summarizes certain of the information that is contained in this prospectus or the documents incorporated by reference herein, and this summary is qualified in its entirety by that more detailed information. This summary may not contain all of the information that may be important to you. We urge you to carefully read this entire prospectus and the documents incorporated by reference herein, including our financial statements and the related notes and the information in the section entitled “Item 5. Operating and Financial Review and Prospects” in the 2023 annual report, which is incorporated by reference herein. As an investor or prospective investor, you should review carefully the more detailed information that appears later in this prospectus and the information incorporated by reference in this prospectus, including the sections entitled “Risk Factors” herein and in Item 3.D of the 2023 annual report.

Our Company

We are a leading computational biology company aiming to revolutionize life-science product development across several market segments, including human health, agriculture, and other industries, by utilizing cutting-edge computational technologies.

The main challenge in product development in the life science industry is finding the winning candidates out of a vast number of possible prospects that address a complex myriad of criteria to reach successful products. We believe that by utilizing an advanced computational biology platform to identify the most promising candidates addressing multiple development challenges toward successful life-science products, we can increase the probability of success while reducing time and cost.

To achieve this mission, we established our unique Computational Predictive Biology, or CPB, platform, leveraging big data and artificial intelligence and incorporating deep multidisciplinary understanding in life sciences. The CPB platform is the basis for three technology engines; each focused on the direction and acceleration of the discovery and development of products based on one of the following core components: Microbes – MicroBoost AI; Small molecules – ChemPass AI; and Genetic elements – GeneRator AI. In 2023, we emphasized our research and development efforts on MicroBoost AI and ChemPass AI, and we plan to maintain this focus moving forward.

We use our technological engines to support the development of life science-based products through dedicated subsidiaries and with strategic partners. Currently, our main activities are directed through our subsidiaries, which utilize the technological engines to develop human microbiome-based therapeutics by Biomica, ag-chemicals by Ag Plenus, ag-biologicals by Lavie Bio and castor seeds for bio-based industrial applications by Casterra.

For additional information about our business, you should refer to our reports under the Exchange Act, referenced under the heading “Information Incorporated by Reference.” Before making an investment decision, you should read this entire prospectus, and our other filings with the SEC, including those filings incorporated herein and therein by reference, carefully, including the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

Recent Developments

Results of Operations for Second Quarter and First Half of 2024

On August 22, 2024, we announced our results for the second quarter and six months ended June 30, 2024, which included the following consolidated financial highlights for our company, as well as the following business highlights for our parent company and specific subsidiary companies:

Financial Highlights:

•
Revenue increase: Our revenue grew to approximately $914,000 and $5.1 million in the second quarter, and first half, respectively, of 2024, as compared to approximately $654,000 and $1.3 million in the corresponding periods of 2023, which increase was primarily driven by: (i) in the case of the second quarter, increased revenue of our subsidiary Lavie Bio, and (ii) in the case of the first half of 2024, revenues recognized from our subsidiary Lavie Bio’s licensing agreement with Corteva Agriscience LLC, or Corteva and our subsidiary Ag Plenus’ new collaboration with Bayer AG.

•
Decrease in net loss: Our net loss decreased to approximately $6.0 million and $9.8 million for the second quarter and first half of 2024, respectively, compared to approximately $7.8 million and $14.8 million in the corresponding periods of 2023, which decrease was primarily due to: (i) in the case of the second quarter, decreased operating expenses, and (ii) in the case of the first half of 2024, increased revenues, decreased operating expenses, partially offset by approximately $0.5 million of one-time other expenses, related to ceasing our former subsidiary Canonic’s operations (as described below) and an increase in financial income.

Certain Evogene Business Updates From the First Half of 2024:

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Ceasing Canonic's operation: During the first half of 2024, we announced that we have decided to cease the operations of our subsidiary Canonic, which specialized in customized medical cannabis products, following challenging market conditions in the medical cannabis sector. Resources will be reallocated to areas with greater growth potential, such as funding our subsidiary Casterra’s needs for ongoing capital.

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Establishment of Finally Foods: We reported that in March 2024, Evogene and The Kitchen FoodTech Hub by Strauss Group, or TKH, established Finally Foods Ltd., or Finally Foods, an artificial intelligence, or AI, driven company focused on sustainable protein production in plants, for the food sector. Finally, Foods will leverage Evogene's AI technology to modify plants for efficient protein production. This new company has secured pre-seed funding from TKH and the Israeli Innovation Authority. Evogene holds approximately a 40% stake in the new company.

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Collaboration with Verb Biotics: We reported that in February 2024, Evogene and Verb Biotics LLC, or Verb Biotics, entered into a collaboration agreement to advance probiotic innovation by developing new strains of probiotic bacteria that produce sustainable quantities of microbial metabolites, which enhance human health and vitality. The collaboration will leverage our MicroBoost AI tech-engine and Verb Biotics’ expertise in microbiome health.

Subsidiaries Business Updates:

Casterra: This subsidiary focuses on developing an integrated solution to enable large-scale commercial cultivation of castor to address the global demand for stable castor oil supply, mainly for the biodiesel industry. Casterra utilizes GeneRator AI tech engine to direct and accelerate the development of its elite castor seed varieties.

We reported that on June 25,2024, Casterra announced it will be receiving a $440,000 purchase order to supply castor seeds to a new African country in 2024. This order from an existing customer expands Casterra's operations and strengthens its position in the bio-fuel market.

On July 31, 2024, Casterra announced the successful completion of its castor seed growing and harvesting season in Brazil, with shipments planned for the third quarter of 2024. Additionally, the castor harvest season in Africa has begun as scheduled.

Castor seeds produced in both Brazilian and African territories are expected to enable Casterra to meet all its existing orders. Certain of those orders will be filled on a delayed basis, however, and we may not realize the full amount of revenues from those orders. Please see “Risk Factors—Additional Risks Relating to Our Business— Casterra, our subsidiary, has experienced delays…” elsewhere in this prospectus.

Biomica: This subsidiary is a clinical-stage biopharmaceutical company developing microbiome-based therapeutics, utilizing our MicroBoost AI tech-engine.

On January 17, 2024, Biomica announced that it successfully completed Phase I trial enrollment for a microbiome-based immuno-oncology drug. The Phase I trial enrollment is evaluating safety and tolerability for Biomica’s microbiome-based immuno-oncology drug, BMC128.

In May 2024, Biomica announced encouraging initial findings from its ongoing Phase 1 clinical trial investigating the safety and tolerability of its microbiome-based immuno-oncology candidate, BMC128, in combination with nivolumab, an anti-PD1 immune checkpoint inhibitor, in patients with non-small cell lung cancer (NSCLC), melanoma, or renal cell carcinoma (RCC). While we are encouraged by those early results, the clinical trial is still ongoing. Further data will become available and analyzed by Biomica through the months following May 2024 to gain a deeper understanding of the therapeutic potential of BMC128 in combination with nivolumab in cancer treatment.

Lavie Bio: This subsidiary is a leading ag-biologicals company that develops microbiome-based, computational-driven, bio-stimulant and bio-pesticide products, utilizing Evogene's MicroBoost AI tech-engine. We reported the following recent business developments for Lavie Bio:

In July 2024, Lavie Bio announced that it had successfully completed testing of Yalos™ for winter wheat and will commence sales across the United States for the 2024-2025 season, effectively doubling its market potential.

In July 2024, Lavie Bio announced a significant milestone in its collaboration with ICL Group Ltd. to develop bio-stimulant solutions for key row crops facing extreme weather conditions by leveraging AI to identify over a dozen novel microbes within 12 months.

Lavie Bio's pipeline is advancing according to plan, with field trials initiated in the second quarter of 2024 in most of the company’s programs, following successful optimization processes. Results are expected during the fourth quarter of 2024.

AgPlenus: This subsidiary aims to design effective and sustainable crop protection products (crop protection refers to the science and practice of managing risks of weed, plant diseases, and insects that damage agricultural crops and forestry) by leveraging computational predictive biology and chemistry. AgPlenus’ activities focus on discovery and development of new mode of action, or MoA, crop protection products.

On February 21, 2024, AgPlenus announced a licensing and collaboration agreement with Bayer AG to develop a new sustainable weed control solution. The collaboration will tap into the potential of artificial intelligence to design and optimize crop protection chemistry, developing a novel sustainable MoA broad-spectrum herbicide for farmers.

Reverse Share Split

After market close on July 24, 2024, we effected a reverse share split of our issued and outstanding ordinary shares, at a ratio of 1-for-10. As a result of the reverse share split, our shareholders were entitled to receive for every ten ordinary shares, par value NIS 0.02 per share, held by them, one ordinary share, par value NIS 0.20. Our ordinary shares began trading on the Nasdaq Capital Market on a post-reverse split basis at the open of the market on July 25, 2024, and began trading on the TASE at the open of the market on July 28, 2024, in each case under our existing trading symbol “EVGN”.

The reverse share split was approved by our shareholders at our 2024 annual meeting of shareholders held on June 13, 2024, to be effected at our board of directors’ discretion within an approved range of ratios.

As a result of the implementation of the reverse share split, our registered share capital under our Articles, as currently in effect, which consists of NIS 3,000,000, was adjusted from being divided into 150,000,000 ordinary shares of NIS 0.02 par value each, to being divided into 15,000,000 ordinary shares of NIS 0.20 par value each. The reverse share split adjusted the number of issued and outstanding ordinary shares of our company from approximately 50,796,416 ordinary shares to 5,100,438 ordinary shares, after taking into consideration adjustments based on the treatment of fractional shares in the reverse share split.

The number of ordinary shares available for issuance under our equity incentive plans has been adjusted by the same 1-for-10 ratio. In addition, a proportionate, upwards adjustment to the per share exercise price, and a corresponding decrease to the number of ordinary shares issuable upon exercise, was made to all outstanding options entitling the holders to purchase ordinary shares. Similarly, a proportionate downwards adjustment was made to the number of ordinary shares issuable upon settlement of our outstanding Restricted Share Units, or RSUs.

Unless otherwise indicated, all figures in this prospectus give retroactive effect to our 1-for-10 reverse share split.

Corporate Information

Our registered office and principal place of business is located at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7638517, Israel, and our telephone number in Israel is +972 (8) 931-1900. Our website address is http://www.evogene.com. We have included our website address in this prospectus supplement solely as an inactive textual reference. Our registered agent in the United States is Puglisi & Associates, whose address is 50 Library Avenue, Suite 204, Newark, Delaware 19711, United States.

Summary Risk Factors

Investing in our securities is highly speculative and involves a high degree of risk. We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others:

•	our history of operating losses and negative cash flow, and that we may never achieve or maintain profitability;
•	our need for substantial additional capital in the future, which, if and when obtained, may cause dilution to existing shareholders and may be conditioned on terms that restrict our operations;
•	dilution of our equity holdings in our subsidiary companies will likely negatively impact our results of operations;
•	our discoveries and product candidates may not achieve the desired effect required in order to create commercially viable products;
•	our research and development milestones and the commercialization of our product candidates may be delayed or not achieved;
•	our reliance on a limited number of collaborators to develop and commercialize product candidates containing our seed trait, ag-chemical and ag-biological product candidates;
•	competition in our industries is intense and requires continuous technological development;
•	growing cycles and adverse weather conditions may decrease our results from operations;
•	we may not be able to protect our intellectual property rights, upon which we are heavily dependent, throughout the world;
•	third-party seed growers in Africa and Brazil may not deliver seeds on time to Casterra; and
•	the ongoing war and other conditions in Israel, where most of our operations are conducted, may adversely affect our operations.

This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus in connection with your ownership of our ordinary shares. In particular, we urge you to carefully consider the risk factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 8, as well as the risks described under the heading “Item 3 Key Information - D. Risk Factors” in our 2023 annual report.

THE OFFERING

Ordinary shares outstanding prior to this offering	5,365,438 ordinary shares.

Ordinary shares offered by the Selling Shareholder
3,384,616 ordinary shares. These are the shares underlying the Series A warrants and the Series B warrants, or, together, the ordinary warrants, issued by us in a private placement on August 26, 2024 pursuant to the Securities Purchase Agreement.
Each ordinary warrant has an exercise price per share of $3.55 and was exercisable immediately upon issuance. The Series A warrants will expire on the five-year anniversary of the date of issuance (i.e., on August 26, 2029), while the Series B warrants will expire on the 18-month anniversary of the date of issuance (i.e., on February 26, 2026).

Ordinary shares to be outstanding after this offering (1):	8,750,054 ordinary shares, assuming the exercise in full of all of the ordinary warrants for cash and without adjustment.

Use of proceeds
The Selling Shareholder will receive all of the proceeds from the sale of any ordinary shares sold by it pursuant to this prospectus. We will not receive any proceeds from the sale of the ordinary shares by the Selling Shareholder (although we may receive proceeds from any exercise of the ordinary warrants, to the extent such warrants are exercised by the Selling Shareholder). See “Use of Proceeds” in this prospectus.

Listing	Our ordinary shares are listed for trading on the Nasdaq Capital Market and on the TASE, in each case under the symbol “EVGN”.

Risk Factors
Investing in our securities is highly speculative and involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our securities. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 8, including the risks described under the heading “Item 3 Key Information - D. Risk Factors” in our 2023 annual report, which we filed with the SEC on March 28, 2024.

(1)	The number of ordinary shares outstanding immediately after this offering is based on 5,365,438 ordinary shares outstanding as of September 16, 2024 and excludes, as of such date:

●	400,282 ordinary shares issuable upon the exercise of outstanding options at a weighted average exercise price of $26.64 per share;

●	26,228 ordinary shares issuable upon the settlement of outstanding RSUs having no exercise price;

●	119,191 ordinary shares reserved for future issuance under our equity incentive plans; and

●	the 1,427,308 ordinary shares issuable upon exercise of the pre-funded warrants sold in our registered direct offering on August 26, 2024.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before making an investment in our securities, you should carefully consider all of the information included or incorporated by reference into this prospectus, including the risks described under the heading “Item 3. Key Information— D. Risk Factors” in our 2023 annual report, which we filed with the SEC on March 28, 2024, as updated by other reports and documents we file with, or furnish to, the SEC after the date of this prospectus and that are incorporated by reference herein. Please see the sections of this prospectus entitled “Where You Can Find Additional Information” and “Information Incorporated by Reference”. If one or more of those risks is realized, that could adversely impact our business, financial condition or results of operations.

Risks Relating to this Offering and to an Investment in our Ordinary Shares

We have issued 265,000 ordinary shares, and may issue up to an additional 1,427,308 ordinary shares underlying pre-funded warrants and 3,384,616 ordinary shares underlying ordinary warrants that we have sold in private and public financings that we completed during August 2024. Shareholders may experience significant dilution as a result of those financings and potential future financings that we may effect.

We have already sold large quantities of our ordinary shares and ordinary share equivalent securities pursuant to previous public and private offerings of our equity and equity-linked securities during August 2024, when we issued and sold 1,427,308 pre-funded warrants and 3,384,616 ordinary warrants, each of which may be exercised for ordinary shares on a one-for-one basis at any time. We currently have an effective shelf registration statement on Form F-3 (333-277565), for the sale of up to $200,000,000 of our ordinary shares, warrants, rights and/or units, of which approximately $5.6 million has been sold.

Purchasers of ordinary shares in this offering, as well as our existing shareholders, will experience significant dilution if we sell additional shares at prices significantly below the price at which they invested. In addition, we may issue additional ordinary shares or other equity securities exercisable for ordinary shares in connection with, among other things, future acquisitions of additional companies or assets, or under our equity incentive plans, in certain cases without shareholder approval. Our existing shareholders may experience significant dilution if we issue shares in the future at prices below the price at which previous shareholders invested.

Our issuance of additional ordinary shares or other ordinary share equivalents would have the following effects:

•	our existing shareholders’ proportionate ownership interest in us will decrease;
•	the relative voting strength of each previously outstanding ordinary share may be diminished; and
•	the market price of our ordinary shares may decline.

Investors may experience significant dilution as a result of this offering and future offerings.

The exercise of the Series A warrants and the Series B warrants and the issuance of up to 3,384,616 ordinary shares underlying such warrants could cause our existing shareholders to experience dilution.

The Selling Shareholder identified herein is selling from time to time up to 3,384,616 ordinary shares underlying the Series A warrants and the Series B warrants, which constitutes approximately 63.08% of our issued and outstanding ordinary shares prior to the offering pursuant to this prospectus. Such sales could cause the market price of our ordinary shares to decline.

Purchasers of the ordinary shares, as well as our existing shareholders, will experience significant dilution if the Selling Shareholder identified herein sells shares at prices significantly below the price at which it invested. In addition, we may also offer additional ordinary shares in the future, which may result in additional significant dilution.

Future issuances or sales, or the potential for future issuances or sales, of our ordinary shares may cause the trading price of our ordinary shares to decline and could impair our ability to raise capital through subsequent equity offerings.

We have issued a significant number of ordinary shares and we may do so in the future. Shares to be issued in future equity offerings could cause the market price of our ordinary shares to decline and could have an adverse effect on our earnings per share if and when we become profitable. In addition, future sales of our ordinary shares or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline, and could materially impair our ability to raise capital through the sale of additional securities.

The market price of our ordinary shares could decline due to sales, or the announcements of proposed sales, of a large number of ordinary shares in the market, including sales of ordinary shares by our large shareholders, or the perception that these sales could occur. These sales or the perception that these sales could occur could also depress the market price of our ordinary shares and impair our ability to raise capital through the sale of additional equity securities or make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate. We cannot predict the effect that future sales of ordinary shares or other equity-related securities would have on the market price of our ordinary shares.

Our Articles authorize our Board of Directors to, among other things, issue additional ordinary shares or securities convertible or exchangeable into ordinary shares, without shareholder approval. We may issue such additional ordinary shares or convertible securities to raise additional capital. The issuance of any additional ordinary shares or convertible securities could be substantially dilutive to our shareholders. Moreover, to the extent that we issue restricted share units, stock appreciation rights, options or warrants to purchase our ordinary shares in the future and those stock appreciation rights, options or warrants are exercised, or as the restricted share units settle, our shareholders may experience further dilution. Holders of our ordinary shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares or equivalent securities and, therefore, such sales or offerings could result in increased dilution to our shareholders.

An active trading market for our ordinary shares may not be sustained.

Although our ordinary shares are listed on The Nasdaq Capital Market and TASE, the market for our ordinary shares has demonstrated varying levels of trading activity. Furthermore, the current level of trading may not be sustained in the future. The lack of an active market for our ordinary shares may impair investors’ ability to sell their shares at the time they wish to sell them or at a price that they consider reasonable, may reduce the fair market value of their shares and may impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to utilize our shares as consideration in any licensing or other collaboration transactions with third parties.

Our share price may be subject to substantial volatility, and shareholders may lose all or a substantial part of their investment.

Our ordinary shares currently trade on The Nasdaq Capital Market and TASE. There is limited public float, and trading volume historically has been low and sporadic. As a result, the market price for our ordinary shares may not necessarily be a reliable indicator of our fair market value. The price at which our ordinary shares trades may fluctuate as a result of a number of factors, including the number of shares available for sale in the market, quarterly variations in our operating results, actual or anticipated announcements of new releases by us or competitors, the gain or loss of sources of revenues, changes in the estimates of our operating performance, market conditions in our industry and the economy as a whole.

Because we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never paid or declared any cash dividends on our ordinary shares. We currently intend to retain earnings, if any, to finance the growth and development of our business and we do not anticipate paying any cash dividends in the foreseeable future. As a result, only appreciation of the price of our ordinary shares will provide a return to our shareholders.

Resales of our ordinary shares in the public market during this offering by our shareholders may cause the market price of our ordinary shares to fall.

Sales of a substantial number of our ordinary shares could occur at any time. The issuance of new ordinary shares could result in resales of our ordinary shares by our current shareholders concerned about the potential ownership dilution of their holdings. In turn, these resales could have the effect of depressing the market price for our ordinary shares.

Nasdaq may delist our ordinary shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

We are required to meet the continued listing requirements of Nasdaq, including those regarding minimum share price. In particular, we are required to maintain a minimum bid price for our listed ordinary shares of $1.00 per share. On October 31, 2022, we received a written notification from Nasdaq, which stated that because the closing bid price of our ordinary shares for 31 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance was 180 days, or until May 1, 2023.

On May 2, 2023, Nasdaq notified us that our transfer from the Nasdaq Global Market to the Nasdaq Capital Market was approved, and that we were eligible for an additional 180 calendar day period, or until October 30, 2023, to regain compliance with the bid price rules. Effective at the opening of business on May 4, 2023, our ordinary shares were transferred to the Nasdaq Capital Market. On July 17, 2023, we announced that Nasdaq confirmed that it regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of our ordinary shares.

On September 18, 2023, we received another written notification from Nasdaq, which stated that because the closing bid price of our ordinary shares for 30 consecutive business days was below the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq Capital Market, we were not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we had a grace period of 180 days to regain compliance until March 18, 2024.  On March 20, 2024, we announced that we received a letter from the Nasdaq Stock Market LLC pursuant to which Nasdaq granted us an extension until September 16, 2024, to regain compliance with the minimum bid price requirement.

On July 24, 2024, we effectuated a 1-for-10 reverse share split in order to regain compliance with Nasdaq Listing Rule 5550(a)(2). As a result, we were informed by Nasdaq on August 8, 2024 that we had regained compliance.

A future decline in the closing price of our ordinary shares on Nasdaq could result in suspension or delisting procedures in respect of our ordinary shares. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted ordinary shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such ordinary shares. A suspension or delisting would likely decrease the attractiveness of our ordinary shares to investors and cause the trading volume of our ordinary shares to decline, which could result in a further decline in the market price of our ordinary shares.

Finally, if the volatility in the broader capital markets increases, that could have an adverse effect on the market price of our ordinary shares, regardless of our operating performance.

Additional Risks Relating to our Business

Casterra, our subsidiary, has experienced delays in supplying certain of its orders, which may reduce our previously anticipated revenues from Casterra.

Our subsidiary, Casterra, which develops elite castor seed varieties for bio-based industrial applications, relies on third-party seed growers in Africa and Brazil to provide it with a sufficient supply to fulfill its customers’ orders. In 2024, Casterra’s castor growing and harvesting season in Brazil has been successfully completed, and its castor harvesting season in Africa, which is expected to supply the majority of seeds for 2024, has started as planned. However, certain of Casterra’s customers’ orders have already (even before the start of the 2024 growing season) been delayed in being filled, such that even once the expected deliveries are completed, they will be late relative to the delivery date agreed upon with Casterra’s customers. Such delays could result in reduced payments or cancellations by Casterra’s customers, which may reduce Casterra’s revenues relative to the level that had been expected based on all outstanding orders.

Because Casterra relies on third-party growers for all of its seed supply for customers’ orders, it has limited ability to control the timely supply of those orders and to prevent future delays in filling those orders. Any further future delays could cause loss of further potential revenues and business for Casterra, and could furthermore adversely impact its reputation and goodwill with customers and others in its industry.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this prospectus may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This prospectus and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” and similar expressions identify forward-looking statements.

The forward-looking statements in this prospectus are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from what is expressed in or suggested by the forward-looking statements. The forward-looking statements in this prospectus should be read together with the risks described in reports or other documents we file with or furnish to the SEC, including the 2023 annual report and “Risk Factors” above.

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the ordinary shares by the Selling Shareholder. We will, however, receive up to an aggregate of approximately $12.02 million in cash from the exercise of the ordinary warrants, assuming the exercise in full of all the warrants, which we intend to use for research and development, working capital, investments in our subsidiaries, sales and marketing activities and for general corporate purposes. We may also use a portion of the net of proceeds from the exercise of any warrants by the Selling Shareholder to acquire or invest in technologies, products and/or businesses that we believe are complementary to ours.

The Selling Shareholder will receive all of the net proceeds from the sale of any ordinary shares offered by it under this prospectus. See “Selling Shareholder”. The Selling Shareholder will pay any underwriting discounts and commissions and expenses incurred by the Selling Shareholder for brokerage, accounting, tax, legal services or any other expenses incurred by the Selling Shareholder in disposing of these ordinary shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the sale of the ordinary shares covered by this prospectus.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2024:

●	on an actual basis;

●
on a pro forma basis to give effect to the issuance and sale of 265,000 ordinary shares and 1,427,308 pre-funded warrants, at the offering price of $3.25 per ordinary share and $3.2499 per pre-funded warrant (and assuming no exercise of the pre-funded warrants), after deducting placement agent fees and offering expenses, in the registered direct offering that was completed on August 26, 2024. Pursuant to the accounting treatment for a compound financial instrument, the pre-funded warrants, the Series A warrants and Series B warrants, are classified as liabilities. The amounts presented in the following table are based on the preliminary calculation using the Black Scholes model and may be subject to certain revaluation; and

●
on a pro-forma as adjusted basis to give effect to the issuance of 1,427,308 ordinary shares upon the exercise of the above-described pre-funded warrants sold in the registered direct offering and an additional 3,384,616 ordinary shares upon the exercise of the ordinary warrants issued in the concurrent private placement that was completed on August 26, 2024.

	As of June 30, 2024
	Actual	Pro forma	Pro forma, as adjusted
	(unaudited)
	(U.S. Dollars, in thousands)
Cash and cash equivalents	$9,484	14,368	26,383
Short-term bank deposits	11,424	11,424	11,424
Total liabilities	$21,028	26,046	21,028
Equity:	-	-	-
ordinary shares, par value NIS 0.20 per share: 15,000,000	-	-	-
ordinary shares authorized (actual and as adjusted); 5,096,760	-	-	-
ordinary shares issued and outstanding (actual); 5,361,760	-	-	-
ordinary shares outstanding (pro forma); 10,173,684	-	-	-
ordinary shares outstanding (pro forma, as adjusted)	-	-	-
	$287	301	560
Share premium and other capital reserve	269,648	270,062	286,837
Accumulated deficit	(266,868)	(267,430)	(267,430)
Equity attributable to equity holders of the Company	3,067	2,933	19,966
Non-controlling interests	16,873	16,873	16,873
Total equity	$19,940	19,806	36,839
Total capitalization and indebtedness	$40,968	45,852	57,867

The above calculation is based on 5,096,760 ordinary shares outstanding as of June 30, 2024 and excludes, as of that date:

•	407,814 ordinary shares issuable upon the exercise of outstanding options, at a weighted average exercise price of $26.51 per ordinary share;

•	35,481 ordinary shares issuable upon the vesting and settlement of outstanding RSUs;

•	106,092 ordinary shares reserved for future issuance under our incentive plans; and

•
in the “pro forma, as adjusted” column, the ordinary shares issuable upon exercise of the pre-funded warrants, and upon exercise of the ordinary warrants to be issued pursuant to the concurrent private placement.

SELLING SHAREHOLDER

This prospectus relates to the sale of up to 3,384,616 ordinary shares that the Selling Shareholder may sell in one or more offerings upon exercise of some or all of the Series A warrants and Series B warrants that the Selling Shareholder purchased from us in a private placement under the terms of the Securities Purchase Agreement. The table below sets forth information about the maximum number of ordinary shares that may be offered from time to time by the Selling Shareholder under this prospectus. The Selling Shareholder identified below may currently hold or acquire ordinary shares in addition to those registered hereby. In addition, the Selling Shareholder identified below may sell, transfer, assign or otherwise dispose of some or all of its ordinary shares registered hereunder in private placement transactions exempt from or not subject to the registration requirements of the Securities Act.

To our knowledge, the Selling Shareholder does not have, and has not had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates, other than its ownership of our ordinary shares, ordinary warrants and pre-funded warrants. In addition, to our knowledge, the Selling Shareholder is not an affiliate of a broker-dealer and there are no participating broker-dealers. To the extent a selling shareholder would be an affiliate of a broker-dealer, or if there would be any participating broker-dealer, such selling shareholder and/or participating broker-dealer would be deemed to be an “underwriter” within the meaning of the Securities Act, and any commissions or discounts given to any such selling shareholder or broker-dealer could be regarded as underwriting commissions or discounts under the Securities Act.

Prior to the closing of any of the sales of securities to the Selling Shareholder under the Securities Purchase Agreement, the Company had 5,100,438 ordinary shares issued and outstanding. On August 26, 2024, we closed the transactions contemplated by the Securities Purchase Agreement between us and the Selling Shareholder, which consisted of two separate, concurrent transactions— (i) a registered direct offering and (ii) a private placement.

Pursuant to the registered direct offering, we issued and sold to the Selling Shareholder 265,000 ordinary shares, together with 1,427,308 pre-funded warrants to purchase 1,427,308 ordinary shares. That registered direct offering was registered under a separate prospectus supplement constituting a part of the prospectus in our registration statement on Form F-3, SEC file number 333-277565, and is not covered by this prospectus.

In a concurrent private placement effected pursuant to the Securities Purchase Agreement, we issued and sold 3,384,616 ordinary warrants to the Selling Shareholder, consisting of 1,692,308 Series A warrants and 1,692,308 Series B warrants, each of which is exercisable for one ordinary share.

In the aggregate, the registered direct offering and private placement transactions contemplated by the Securities Purchase Agreement resulted in our issuance of 5,076,924 ordinary shares and/or ordinary share equivalents, which constituted approximately 99.5% of the issued and outstanding shares of the Company prior to the transactions.

We have prepared the following table based on information supplied to us by the Selling Shareholder on or prior to September 18, 2024.

Selling Shareholder	Total Number of Ordinary Shares Owned Prior to This Offering(1)	Total Number of Ordinary Shares Underlying the Ordinary Warrants Owned Prior to This Offering	Percentage of Outstanding Ordinary Shares Owned Prior to This Offering(2)	Maximum Number of Ordinary Shares Which May Be Sold in This Offering	Percentage of Outstanding Ordinary Shares Which May Be Sold in This Offering(3)	Number of Ordinary Shares Owned Following This Offering(4)	Percentage of Outstanding Ordinary Shares Owned Following This Offering(2)
Armistice Capital, LLC (5)	1,658,000	3,384,616	49.5%	3,384,616	33.3%	1,658,000	16.3%

(1)
Included as ordinary shares “owned” for purposes of this column are the 1,427,308 ordinary shares underlying pre-funded warrants held by the Selling Shareholder, but not the 3,384,616 ordinary shares underlying ordinary warrants held by the Selling Shareholder (the latter of which are instead reflected in the next column — “Total Number of Ordinary Shares Underlying the Ordinary Warrants Owned Prior to This Offering”).

(2)
Percentage ownership is based on 5,365,438 outstanding ordinary shares as of the date of this prospectus, while also including as outstanding for purposes of calculating such percentage, an additional (i) 1,427,308 ordinary shares underlying the pre-funded warrants held by the Selling Shareholder, which are currently exercisable, and (ii) 3,384,616 ordinary shares underlying the ordinary warrants held by the Selling Shareholder, which are also currently exercisable. In actuality, under the terms of each of the foregoing pre-funded warrants and ordinary warrants, the Selling Shareholder may not hold more than 4.99% of the total issued and outstanding ordinary shares of the Company at any given time.

(3)
The percentage of outstanding ordinary shares which may be sold in this offering considers, as outstanding ordinary shares, (i) the 3,384,616 ordinary shares underlying the ordinary warrants that may be sold in this offering, as well as (ii) the 1,427,308 ordinary shares underlying the pre-funded warrants held by the Selling Shareholder, which are currently exercisable.

(4)
Assumes that the Selling Shareholder will sell all of the 3,384,616 ordinary shares underlying ordinary warrants that are being offered pursuant to this prospectus, but has not and will not sell any of the (a) 230,692 ordinary shares (that are still held by the Selling Shareholder out of 265,000 originally purchased) or (b) 1,427,308 ordinary shares underlying pre-funded warrants that were purchased by the Selling Shareholder in the registered direct offering pursuant to the Securities Purchase Agreement and which are deemed to be outstanding ordinary shares for purposes of this table. In actuality, under the terms of the pre-funded warrants, the Selling Shareholder may not hold more than 4.99% of the total issued and outstanding ordinary shares of the Company at any given time.

(5)
The ordinary shares of the Company appearing in this row (including ordinary shares issuable upon exercise of pre-funded warrants and ordinary warrants) are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be indirectly beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. Each of Armistice Capital and Mr. Boyd disclaims beneficial ownership of the subject ordinary shares except to the extent of its or his (as applicable) respective pecuniary interests therein.

PLAN OF DISTRIBUTION

We are registering the sale of the 3,384,616 ordinary shares (underlying the ordinary warrants) offered under this prospectus on behalf of the Selling Shareholder. The Selling Shareholder, which, as used herein includes donees, pledgees, transferees, or other successors-in-interest selling those ordinary shares or interests in those ordinary shares received after the date of this prospectus from the Selling Shareholder as a gift, pledge, partnership distribution, or other non-sale related transfer, may, from time to time, sell, transfer, or otherwise dispose of any or all of the subject ordinary shares on any stock exchange, market or trading facility on which the ordinary shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Shareholder may, from time to time, pledge or grant a security interest in some or all of the subject ordinary shares owned by such shareholder and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the subject ordinary shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of the Selling Shareholder(s) to include the pledgee, transferee, or other successors in interest as a Selling Shareholder under this prospectus. The Selling Shareholder may use any one or more of the following methods when disposing of its shares pursuant to this prospectus:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales effected after the effective date of the registration statement of which this prospectus forms a part;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the Selling Shareholder to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

In connection with the sale of ordinary shares or interests therein, the Selling Shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions they assume. The Selling Shareholder may also sell ordinary shares short and deliver these securities to close out its short positions, or loan or pledge the ordinary shares to broker-dealers that in turn may sell these securities. The Selling Shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as amended to reflect such transaction).

If the ordinary shares are sold through broker dealers, the Selling Shareholder will be responsible for discounts or commissions or agent’s commissions. The aggregate proceeds to the Selling Shareholder from the sale of the ordinary shares offered by it will be the purchase price of the ordinary shares less discounts or commissions, if any. The Selling Shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of ordinary shares to be made directly or through agents. We will not receive any of the proceeds from this offering (although we will receive proceeds from the exercise of the ordinary warrants under which the ordinary shares being sold in this offering will be issued).

The Selling Shareholder also may resell all or a portion of the ordinary shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that it meets the criteria and conforms to the requirements of that rule.

The Selling Shareholder and any underwriters, broker-dealers, or agents that participate in the sale of our ordinary shares or interests therein may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions, or profit they earn on any resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act. If the Selling Shareholder is deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus (as it may be amended from time to time) available to the Selling Shareholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

To the extent required, the ordinary shares to be sold, the respective purchase prices and public offering prices, the names of any agents, dealers, or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth, if appropriate, in a post-effective amendment to the registration statement that includes this prospectus or, to the extent permissible, in a supplement to this prospectus.

In order to comply with the securities laws of some states, if applicable, the ordinary shares to be sold under this prospectus may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ordinary shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The Selling Shareholder and any other person participating in a distribution of the ordinary shares covered by this prospectus will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of any of the ordinary shares by the Selling Shareholder and any other such person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the ordinary shares under this prospectus to engage in market-making activities with respect to the ordinary shares.

DESCRIPTION OF SHARE CAPITAL

You should carefully review the description of our share capital under the heading “Item 10. Additional Information— B. Memorandum and Articles of Association” in, and in Exhibit 2.1 to, our 2023 annual report, which report is incorporated by reference herein. We have provided the following summary of our share capital, as supplemented to reflect updates since the filing of the 2023 annual report:

Reverse Share Split

On July 24, 2024, we effected a reverse share split of our ordinary shares at the ratio of 1-for-10, such that each ten (10) ordinary shares, par value NIS 0.02 per share, were consolidated into one (1) ordinary share, par value NIS 0.2 per share.

Following the implementation of the reverse split, our authorized share capital is comprised of 15,000,000 ordinary shares, of which, as of the date of this prospectus, 5,365,438 ordinary shares are issued and outstanding.

The number of ordinary shares available for issuance under our equity incentive plans was adjusted by the same 1-for-10 ratio. In addition, a proportionate, upwards adjustment to the per share exercise price, and a corresponding decrease to the number of ordinary shares issuable upon exercise, was made to all outstanding options entitling the holders to purchase ordinary shares. A proportionate downwards adjustment was made to the number of ordinary shares issuable upon settlement of outstanding Restricted Share Units, or RSUs.

Unless otherwise indicated, all share amounts in this prospectus, not including amounts incorporated by reference, have been retroactively adjusted to reflect that reverse share split.

Registration Number and Purposes of the Company

Our registration number with the Israeli Registrar of Companies is 51-283872-3. Our purpose as set forth in our Articles is to engage in any lawful business.

Voting Rights

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or by written ballot. Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Except as otherwise disclosed herein, an amendment to our Articles to change the rights of our shareholders requires the prior approval of a simple majority of our shares represented and voting at a general meeting and, to the extent applicable, of the holders of a class of shares whose rights are being affected.

Share Ownership Restrictions

The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our Articles, or the laws of the State of Israel, except that citizens of countries that are in a state of war with Israel may not be recognized as owners of ordinary shares.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our Articles unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our Articles, our directors, other than external directors (to the extent required to be elected), are elected at each annual general meeting of the shareholders, upon expiration of the term of office, by the holders of a simple majority of our ordinary shares present in person or by proxy at such meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors. Vacancies on our board of directors, resulting from a resignation or other termination of service by a then serving director, or an additional authorized seat on our board of directors, may be filled by a vote of a simple majority of the directors then in office.

Dividend and Liquidation Rights

Under Israeli law, we may declare and pay a dividend only if, upon the reasonable determination of our board of directors, the distribution will not prevent us from being able to meet the terms of our existing and contingent obligations as they become due. Under the Israeli Companies Law, 5759-1999, or the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of distribution. In the event that we do not have retained earnings and earnings legally available for distribution, as defined in the Companies Law, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro-rata basis. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

Under the Companies Law, we are required to convene an annual general meeting of our shareholders once every calendar year, not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors, or at the request of one or more holders of 10% or more of our share capital and 1% of our voting power, or the holder or holders of 10% or more of our voting power. All shareholder meetings require prior notice of at least 21 days and, in certain cases, 35 days. The chairperson of our board of directors or another one of our directors authorized by our board of directors presides over our general meetings. If either of such persons is not present within 15 minutes from the appointed time for the commencement of the meeting, the directors present at such meeting shall appoint one of our directors as the chairperson for such meeting, and if they fail to do so, then the shareholders present shall appoint one of our directors to act as chairperson, and if no director is present, then one of the shareholders present at such meeting shall act as chairperson. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, only shareholders of record on a date decided upon by the board of directors, which may be between four and 60 days prior to the date of the meeting (depending on the type of meeting and whether written proxies are being used) are entitled to participate and vote at a general meeting of shareholders.

Quorum

Under our Articles, the quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of our voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place (without requirement of additional notification to the shareholders), or to a later time, if indicated in the notice to the meeting or to such other time and place as determined by the board of directors in a notice to our shareholders. At the reconvened meeting, if a quorum is not present within half an hour from the appointed time for the commencement of the meeting, the meeting will take place so long as at least one shareholder is present (regardless of the voting power held or represented by any such shareholder(s)), unless the meeting was called pursuant to a request by our shareholders, in which case the quorum required is the number of shareholders required to call the meeting as described under “—Shareholder Meetings” above.

Resolutions

Under the Companies Law, unless otherwise provided in the Articles or applicable law, all resolutions of the shareholders require a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution (excluding abstentions).

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, including with respect to material shareholders, our Articles our financial statements and any document we are required by law to file publicly with the Israeli Companies Registrar or the Israeli Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or patent or that the document’s disclosure may otherwise impair our interests.

Modification of Class Rights

The rights attached to any class of share (to the extent that we may have separate classes of shares in the future), such as voting, liquidation and dividend rights, may be amended by adoption of a resolution by the holders of a majority of our shares represented at the meeting and the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our articles.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares or a class of shares of an Israeli public company such as ours and who would, as a result, own more than 90% of the target company’s issued and outstanding share capital or of a certain class of its shares, is required by the Companies Law to make a full tender offer (as defined in the Companies Law) to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company or class of shares. If either (i) the shareholders who do not accept the offer hold, in the aggregate, less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, or (ii) the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class, then all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred, whether or not it accepted the tender offer (unless otherwise provided in the offering memorandum for the tender offer), may, within six months from the date of acceptance of the tender offer, petition the court based on a claim that the tender offer was for less than fair value and that the fair value should be paid as determined by the court. If both of the foregoing conditions (i) and (ii) are not satisfied, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the full tender offer. Shares purchased not in accordance with those provisions shall become “dormant shares” and shall not grant the purchaser any rights so long as they are held by the purchaser.

Special Tender Offer

Under the Companies Law, an acquisition pursuant to which a purchaser shall hold (i) a “controlling stake”, which is defined as 25% or more of the voting rights (assuming that no other shareholder holds a controlling stake), or (ii) more than 45% of the voting rights (assuming that no other shareholder owns more than 45% of the voting rights), of a public company such as ours may not be performed by way of market accumulation, but only by way of a special tender offer (as defined in the Companies Law) made to all of the company’s shareholders on a pro rata basis. A special tender offer may not be consummated unless a majority of the shareholders who have submitted their response to the offer have approved it. In counting the total votes of responding shareholders, shares held by the controlling shareholders, shareholders who have a conflict of interest with respect to the offer (referred to under the Companies Law as a “personal interest”), shareholders who own 25% or more of the voting rights in the company, relatives or representatives of any of the above, and the bidder, and corporations under their respective control, shall not be taken into account. A shareholder may object to such a tender offer without such objection being deemed as a waiver of his, her or its right to sell shares to the bidder if the offer is approved by a majority of the company’s shareholders despite the subject shareholder’s objection. Shares purchased by the bidder in violation of the foregoing rules shall become “dormant shares” and shall not grant the bidder any rights so long as they are held by the bidder. If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the initial tender offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Under regulations enacted pursuant to the Companies Law, the above special tender offer requirements do not apply to companies whose shares are listed for trading on a foreign stock exchange if, among other things, the relevant foreign laws or the rules of the stock exchange include provisions limiting the percentage of control which may be acquired or requiring that the acquisition of such percentage of control requires making a tender offer to the public. However, we believe that the Israeli Securities Authority’s current opinion is that such leniency does not apply with respect to companies such as ours whose shares are listed for trading on stock exchanges in the United States, including Nasdaq.

Merger

The Companies Law requires that a merger transaction must be approved by (i) each party’s board of directors, and, unless certain requirements described under the Companies Law are met, (ii) a majority of each party’s shares (including, if relevant, a majority of each class of shares of each party) voted on the proposed merger at a shareholders meeting called with at least 35 days’ prior notice.

For purposes of the shareholder vote, unless a court rules otherwise, the merger requires approval by a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party. If the merger would have been approved if not for (a) the required separate approval of each class of shares of the merging party (if relevant), or (b) the exclusion of the votes of certain shareholders, as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of the merging party, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date the merger was approved by the shareholders of each party.

Antitakeover Measures under Israeli Law

The Companies Law allows us to create and issue shares having rights different from those accompanying our ordinary shares, including shares providing certain preferred rights, distributions or other rights, including preemptive rights. As of the date of this prospectus, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, the holders of such class of shares, depending on the specific rights to which they may be entitled, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares would require the amendment of our articles, which requires the prior approval of the holders of a majority of our shares present and voting at a general meeting. However, the TASE rules and regulations prohibit a listed company from having more than one class of shares listed, and the TASE’s current position is that a listed company may not issue or list preferred shares. Therefore, assuming that the TASE’s current position does not change, as long as our ordinary shares are listed on the TASE, we will be prohibited from issuing preferred shares.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the ordinary shares being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us.

SEC registration fee	$1,431.27
Legal fees and expenses	$28,000
Accounting fees and expenses	$10,000
Miscellaneous	$1,500
Total	$40,931.27

LEGAL MATTERS

Certain legal matters with respect to Israeli law and with respect to the validity of the offered securities under Israeli law will be passed upon for us by Meitar | Law Offices, Ramat Gan, Israel. Certain legal matters concerning this prospectus will be passed upon for us by Sullivan & Worcester LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of December 31, 2023 and 2022 and for each of the three years ended December 31, 2023, incorporated in this prospectus by reference to our annual report on Form 20-F for the year ended December 31, 2023, have been audited by Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), an independent registered public accounting firm, as stated in their report, incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F, with the SEC. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

The registration statement on Form F-1 of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information are filed by us with, or furnished to, the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov). Our filings are also available on our website at http://www.evogene.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus. Further, other than as described below, the information contained in or accessible from the SEC’s website is not part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with, and furnish to, it. This means that we can disclose important information to you by referring you to those filed or furnished documents. The information incorporated by reference is considered to be a part of this prospectus. However, statements contained this prospectus or in documents that we file with or furnish to the SEC and that are incorporated by reference into this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed or furnished documents or reports that have been incorporated by reference into this prospectus, to the extent the new information differs from or is inconsistent with the old information.

We incorporate by reference in this prospectus the following documents filed with the SEC pursuant to the Exchange Act:

●	our annual report on Form 20-F (SEC file number 001-36187) for the fiscal year ended December 31, 2023, filed with the SEC on March 28, 2024;

●	our reports of foreign private issuer on Form 6-K (SEC file number 001-36187) furnished to the SEC on the following dates:

•	March 28, 2024;

•
April 2, 2024 (including Exhibit 99.1 thereto, except for the statements of Finally Food’s Chief Executive Officer, Evogene’s Chief Executive Officer and The Kitchen Hub’s Chief Business Officer contained therein);

•	April 30, 2024;

•
May 23, 2024 (the first Form 6-K furnished that date) (including the GAAP financial statements tables contained in the press release attached as Exhibit 99.1 thereto, but excluding (i) the rest of Exhibit 99.1, and (ii) Exhibit 99.2);

•	May 23, 2024 (the second Form 6-K furnished that date) (including Exhibit 99.1 thereto, except for the statements of Prof. Gal Markel and of Biomica’s CEO contained therein);

•	June 6, 2024;

•	June 17, 2024;

•	June 20, 2024;

•	June 25, 2024 (including Exhibit 99.1 thereto, except for the statements of Casterra’s CEO contained therein);

•	July 23, 2024;

•	August 12, 2024;

•	August 22, 2024 (including the GAAP financial statements tables contained in the press release attached as Exhibit 99.1 thereto, but excluding (i) the rest of Exhibit 99.1, and (ii) Exhibit 99.2);

•	August 23, 2024;

•	September 16, 2024; and

•	September 17, 2024

●
the description of our ordinary shares contained in Form 8-A, File No. 001-36187, filed with the SEC on December 29, 2016, as supplemented by Exhibit 2.1 to our annual report on Form 20-F for the year ended December 31, 2023.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus as well as the information we previously filed with or furnished to the SEC and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

Information Provided by the Company

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to those documents. You should direct any requests for documents to:

Evogene Ltd.
13 Gad Feinstein Street, Park Rehovot
Rehovot, 7638517, Israel
Attn: VP Legal Affairs & Company Secretary
Telephone number: +972-8-9311-971.

Copies of these filings and submissions may also be accessed at our website, https://www.evogene.com/. Information contained in our website is not part of this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon certain of our directors and officers and the Israeli experts named in this prospectus whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because a significant portion of our assets and substantially all of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

It may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws based on the reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•
the judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•
the prevailing law of the foreign state in which the judgments were rendered allows the enforcement of judgments of Israeli courts (however, the Israeli courts may waive this requirement following a request by the attorney general);

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•	the judgments are not contrary to public policy, and the enforcement of the civil liabilities set forth in the judgments does not impair the security or sovereignty of the State of Israel;

•	the judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

•	the obligations under the judgment are enforceable according to the laws of the State of Israel and according to the law of the foreign state in which the relief was granted.

We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in any United States federal or state court arising out of any offering, or any purchase or sale of securities in connection with any offering, under this prospectus.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange in force on the date of the payment. Current Israeli exchange control regulations also permit a judgment debt or to make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index, plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

3,384,616 Ordinary shares
Offered by the Selling Shareholder

PROSPECTUS

September 27, 2024